June 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 30, 2023
CIK No. 0001954594

Ladies and Gentlemen:

This letter is in response to the letter dated April 20, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “DRS/A No.2”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 30, 2023

Cover Page

1.	You disclose that none of your subsidiaries have made any dividends or distributions to the Company, and the Company has not made any dividends or distributions to shareholders. Please revise here, and elsewhere as appropriate, to disclose whether there have been any transfers or cash flows, including dividends or distributions, by the Company (i.e., the holding company) to the subsidiaries. If so, quantify the transfer and disclose which entity made such transfer. We also note your disclosure that you rely to a significant extent on dividends and other distributions on equity paid by Haoxi Beijing to fund offshore cash and financing requirements. Please confirm that despite this reliance, Haoxi Beijing has not made any dividends or distributions to you to date.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 12 of the DRS/A No.2. We have also disclosed on the cover page and page 11 that as of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to us.

Risks Related to Doing Business in China

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also..., page 21

2.	We note your response to comment 2, and reissue in part. We acknowledge your updated disclosure throughout the registration statement regarding the CSRC Overseas Listing Trial Measures and your corresponding obligations. However, we note that in this risk factor you still state that you do not require approval from Chinese authorities to list your securities on a U.S. exchange. Please clarify this discrepancy.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 22 and 27 of the DRS/A No.2.

Consolidated Statements of Cash Flows

Years Ended June 30, 2022 and 2021, page F-6

3.	Please reconcile repayments of short-term borrowings of $52,062 for the year ended June 30, 2022 with subsequent loan repayments of $69,067 on your short-term borrowings outstanding at June 30, 2021 as disclosed in Note 9.

Response: In response to the Staff’s comment, we revised our disclosure on F-18 of the DRS/A No.2.

General

4.	We note your disclosure that you will be subject to the filing requirements of the Trial Measures. Please disclose whether the offering is contingent on approval from the CSRC. Please also discuss your responsibilities under the Trial Measures and the current status of your compliance with the process.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 10, and 111 of the DRS/A No.2.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

3